Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

August 16, 2023

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Trust”)

 (File Nos. 333-208873; 811-23124)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone with regard to Post-Effective Amendment Nos. 96/100 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Western Asset Bond ETF series of the Trust (the “Fund”), which was filed with the Commission on May 10, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: Please remove the phrase “consistent with prudent investment management and liquidity needs” from the Fund’s investment goal. Alternatively, refine the corresponding investment strategy disclosure to reflect what the adviser deems to be “prudent investment management” for purposes of the Fund’s investment goal.

 Response: The Trust respectfully submits that the Fund’s investment strategy disclosure appropriately describes the active management of the Fund, including, for example, the Fund’s target duration exposure, maximum permitted exposures to specified asset classes, and the ability of the Fund to use hedging strategies or take unhedged positions. The Trust also believes the above-cited text is plain English and is commonly used in mutual fund investment objectives, particularly by fixed income funds, and notes that the phrase is used by other funds in the Franklin Templeton/Legg Mason fund group.

2.  Comment: Please provide a completed fee table and expense example with your response. “Other expenses” are estimated to be “None” because the Fund will operate under a unitary management fee structure and other expenses, therefore, are estimated to be “None” for the Fund’s first fiscal year.

 Response: Attached as Exhibit A is a completed fee table and expense example. “Other expenses” are estimated to be “None” because the Fund is operating under a unitary fee agreement and is not anticipated to incur other expenses under this arrangement.

3.  Comment: Please add a sentence to the portfolio turnover section of the Summary Prospectus stating that the Fund has not yet commenced operations and, therefore, portfolio turnover information is not yet available.

 Response: The disclosure has been revised as requested.

4.  Comment: In the Item 4 principal investment strategies section of the Prospectus, please address how the subadvisor will make decisions to buy, sell, or hold investments and discuss the subadvisor’s process for analyzing investments. In addition, please discuss the subadvisor’s portfolio construction process, including any portfolio constraints that are in place. In particular, please discuss how you select investments from the range of investments available, the criteria used to evaluate potential investments and the process for selecting individual securities for purchase or sale.

 Response: In response to this comment, the Fund has summarized the relevant disclosure provided in the Item 9 principal investment strategies section of the Prospectus.

5.  Comment: Please revise the Fund’s 80% investment policy to state that the Fund will invest at least 80% of net assets including borrowings in “bonds” in accordance with Rule 35d-1 under the 1940 Act. We note that “debt and fixed income securities” is not equivalent to bonds for this purpose.

 Response: The Trust believes that the Fund’s name and 80% policy as currently formulated are consistent with Rule 35d‐1. The Trust submits that it is the Fund’s position that the term “bond” is understood by investors and commonly defined as synonymous with debt instruments of all types. Notwithstanding the foregoing, the Fund has revised its disclosure to add a statement clarifying that the Fund defines bonds as debt and fixed income securities of all types for this purpose.

6.  Comment: Please clarify that only derivative instruments that provide exposure to the investments suggested by the Fund’s name will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. Additionally, please confirm via written correspondence that the Fund will rely on the market value rather than the notional value of derivative instruments for purposes of determining compliance with its 80% policy.

 Response: The Fund has added a clarifying statement as requested to the principal investment strategies section of the prospectus as indicated below in response to comment 13. To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments are valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the subadviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (“Investment Company Names Final Rule”).

7.  Comment: In the Item 9 principal investments strategies section, clarify or provide examples that illustrate how the Fund will use derivatives for risk management and/or to hedge the specified risks (e.g., investment-related risks, risks due to fluctuations in securities prices or interest rates, risks due to the credit-worthiness of an issuer, and the effective duration of the Fund’s portfolio).

 Response: The Fund has revised the disclosure to provide relevant examples as requested.

8.  Comment: In the Item 9 principal investment strategies section, please revise as appropriate to include only those derivative instruments in which the Fund principally invests to achieve its investment objective. Additionally, with respect to the Fund’s investments in swaps, provide more detailed disclosure regarding the types of swaps in which the Fund will principally invest (e.g., specify the reference assets of such instruments). Please explain via correspondence how the Fund values derivatives instruments for purposes of determining compliance with the Fund’s 80% policy and how the Fund will determine which instruments will be included in the Fund’s 80% bucket as compared to those with a risk management purpose (rather than to seek investment exposure).

 Response: The Fund confirms the prospectus disclosure regarding the Fund’s use of derivatives instruments reflects only those derivative instruments that are principal investments. Please see our response to comment 6 regarding the Fund’s process for valuing derivatives for purposes of determining compliance with its 80% policy, as applicable. Additionally, consistent with the adopting release for Rule 35d-1, derivatives are categorized for purposes of the Fund’s 80% policy based on a determination that the instrument creates synthetic exposure to a debt instrument eligible for inclusion in the Fund’s 80% bucket. In response to this comment, the Item 9 disclosure has been revised as follows (newly added text is in bold font and underlined):

The types of derivatives in which the Fund will invest include swaps and security-based swaps (such as credit default index swaps and interest rate swaps), futures and options on futures, swaptions and security options.

9.  Comment: Please restate or describe the Fund’s target dollar-weighted effective duration in terms of an objective reference period (e.g., as of each fiscal quarter end), objective criteria (e.g., specify the criteria the sub-adviser uses to estimate the “average duration of domestic bond market as a whole”) or by providing a recent relevant illustration or example.

 Response: The Trust has revised the disclosure to provide a relevant illustration as requested. Specifically, the following has been added to the Fund’s Item 9 principal investment strategies section:

Generally, the longer a fund’s effective duration, the more sensitive it will be to changes in interest rates. For example, if interest rates rise by 1%, a fund with a two-year effective duration would expect the value of its portfolio to decrease by 2% and a fund with a ten-year effective duration would expect the value of its portfolio to decrease by 10%, all other factors being equal.

10.  Comment: Please revise the explanation of effective duration in the Fund’s principal investment strategies disclosure to clarify what is meant by the phrase “anticipated effects of structural complexities” (e.g., provide illustrative examples of relevant structural characteristics in addition to prepayment features).

 Response: The disclosure has been revised as follows in response to this comment (newly added text in bold font and underlined):

Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of structural complexities (for example, some bonds can be prepaid by the issuer). For example, effective duration accounts for the fact that some fixed-income securities may have embedded optionality. An example of a bond with embedded optionality would be a callable bond which means the bond can be prepaid by the issuer prior to maturity. The embedded call option may impact the amount and timing of future cash flows; should the issuer call (prepay) the bond, it would have fewer future cash flows and as a result, generally a lower duration than if it was not called. Effective duration reflects this optionality whereas other duration measures may not.

11.  Comment: We note that the Fund may invest in U.S. and non-U.S. issuers. For purposes of the Fund’s investment policy regarding investments in non-U.S. issuers, disclose how the sub-adviser defines non-U.S. issuers.

 Response: The Fund has added the following disclosure to the Item 9 principal investment strategies section of the prospectus:

The Fund considers non-U.S. issuers to be issuers domiciled in or incorporated under the laws of a foreign jurisdiction.

12.  Comment: The disclosure states the Fund presently intends to limit its investments to U.S. dollar denominated instruments. If the Fund will invest in sponsored or unsponsored depository receipts as a principal investment, please add corresponding strategy and risk disclosure as appropriate.

 Response: The Fund confirms that there is no present intention to invest principally in the above-referenced instruments and accordingly, no change has been made in response to this comment.

13.  Comment: The disclosure states that the Fund may hold “equity securities of any type acquired in reorganizations of issuers of fixed income securities or debt instruments (“work out securities”), non-convertible preferred securities, warrants and exchange-traded funds (“ETFs”) that provide exposure to these investments.” Please clearly state how the Fund will treat these securities for purposes of determining the Fund’s compliance with its 80% policy. If applicable, to the extent equity securities will count toward compliance with the Fund’s 80% policy, please supplementally explain via correspondence how such securities would be valued for this purpose (e.g., if the Fund invests in an underlying ETF, will 100% of the net asset value of the ETF shares held be included for purposes of the 80% policy compliance calculation?) and how such securities provide economic exposure that is equivalent to bonds. Please also explain why it is appropriate to characterize such securities as “bonds.”

 Response: The Fund has added the following sentence to the principal investment strategies disclosure:

Securities that have economic characteristics and provide investment exposure similar to debt and fixed income securities will be counted towards the Fund’s 80% investment policy.

The Trust notes that equity securities such as work-out securities, non-convertible preferred securities, and warrants would not qualify for inclusion in the Fund’s 80% bucket. The categorization of ETFs for this purpose is determined on the basis of the fund’s investment mandate. For example, for purposes of the Fund’s 80% policy, an ETF generally is characterized based on the nature of its investment strategy and underlying portfolio and only counted towards compliance with the Fund’s 80% policy to the extent that its strategy and portfolio focus on debt and fixed income securities. Investments in ETFs will be valued for this purpose in a manner consistent with their valuation for purposes of calculating the Fund’s net asset value.

14.  Comment: Under the Market risk, please review the Fund’s COVID-19 disclosure and consider updating the language if appropriate.

 Response: The disclosure has been updated.

15.  Comment: Align the Item 4 and Item 9 credit risk with respect to historical the support that the U.S. government has provided to Fannie Mae and Freddie Mac.

 Response: The disclosure has been revised as requested.

16.  Comment: Please add credit-linked securities principal investment strategy disclosure to align with the corresponding principal risk disclosure or remove the risk disclosure.

 Response: The disclosure has been revised as requested.

17.  Comment: Under the LIBOR Transition risk, please revise the disclosure as appropriate to remove references that will be out-of-date when the registration statement for this Fund goes effective.

 Response: The above-cited risk has been removed from the Prospectus. Additionally, appropriate revisions have been made to corresponding disclosure in the Statement of Additional Information.

18.  Comment: Consider revising Mortgage Securities and Asset-Backed Securities risk disclosure to discuss current interest rate environment trends.

 Response: The Trust believes that the revisions to the Fund’s market and interest rate risks appropriately address this topic and has determined not to further revise the instrument-specific risks.

19.  Comment: Consider revising the Foreign Securities (non-U.S.)-Regional risk to ensure the disclosure accurately reflects current world events and appropriately emphasizes relative risk magnitude.

 Response: The Fund has updated the Foreign Securities (non-U.S.)-Regional risk as follows:

The risk of investments in Europe may be heightened due to the ~~January 31, 2020 departure of the United Kingdom from the European Union (EU) and resulting~~current uncertainty concerning the economic consequences of ~~the departure as well as~~ Russia's military invasion of Ukraine in February 2022, ~~each of~~ which may ~~cause increased~~increase market volatility.

20.  Comment: Please include disclosure in the Item 4 principal risks section that corresponds to the Focus risk included in the Item 9 section.

 Response: The Trust has revised the Item 4 principal risks as requested.

21.  Comment: Consistent with changes made in response to our comment 5 above, please revise the non-fundamental investment policy in the statement of additional information to reflect that the Fund will invest at least 80% of net assets including borrowings in “bonds” in accordance with Rule 35d-1 under the 1940 Act.

 Response: Please see response to comment 5 above. The Fund has made appropriate corresponding revisions to the SAI.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.

cc: Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.35%

1. Other expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$36	$112